Exhibit 12.1

Pepco Holdings, Inc.

	Nine Months Ended September 30, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
	(millions of dollars)
Income from continuing operations before extraordinary item (a)	$126	$221	$186	$254	$205	$323

Income tax expense (b)	52	104	91	141	133	227

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	247	348	311	315	307	312
Other interest	17	23	24	25	19	20
Preferred dividend requirements of subsidiaries	—	—	—	—	1	3

Total fixed charges	264	371	335	340	327	335

Non-utility capitalized interest	—	—	(1)	—	(1)	—

Income before extraordinary item, income tax expense, fixed charges and non-utility capitalized interest	$442	$696	$611	$735	$664	$885

Total fixed charges, shown above	264	371	335	340	327	335

Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	1	2

Fixed charges for ratio computation	$264	$371	$335	$340	$328	$337

Ratio of earnings to fixed charges and preferred dividends	1.67	1.88	1.82	2.16	2.02	2.63

(a)	Excludes income/losses from equity investments.
(b)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.